FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Syngenta AG (See Attachment A for additional Reporting Persons)	2. Date of Event Requiring Statement (Month/Day/Year) 02/20/03	4. Issuer Name and Ticker or Trading Symbol Diversa Corporation (DVSA)
(Last) (First) (Middle) Schwarzwaldallee 215	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)	6.If Amendment, Date of Original (Month/Day/Year)
(Street) CH-4058 Basel Switzerland			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Beneficially Owned
1 Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,928,610	D (1)
Common Stock	6,034,983	D (2)
Common Stock	7,963,593	I	(3)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrant	2/20/08	2/20/18	Common Stock	1,293,211	$22.00/share	D (4)
Warrant	2/20/08	2/20/18	Common Stock	1,293,211	$22.00/share	I	(5)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
SYNGENTA AG

/s/ Christoph Maeder	February 21, 2003
Name: Christoph Maeder Title: Head Legal & Tax ** Signature of Reporting Person	Date

(See Attachment A for additional Reporting Persons)
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

ATTACHMENT A

REPORTING PERSONS AND SIGNATURES

COMPANY	ADDRESS

SYNGENTA SEEDS AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Daniel Michaelis Name: Daniel Michaelis Title: Senior Legal Counsel	Schwarzwaldallee 215, CH-4058 Basel, Switzerland
SYNGENTA PARTICIPATIONS AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Daniel Michaelis Name: Daniel Michaelis Title: Senior Legal Counsel	Schwarzwaldallee 215, CH-4058 Basel, Switzerland
SYNGENTA AG By: /s/ Christoph Maeder Name: Christoph Maeder Title: Head Legal & Tax By: /s/ Damian Heller Name: Damian Heller Title: Company Secretary	Schwarzwaldallee 215, CH-4058 Basel, Switzerland

FOOTNOTES

     1.      Syngenta Seeds AG is the record and beneficial owner of 1,928,610 shares of Diversa Corporation (the "Issuer") common stock, $0.001 par value per share (the "Shares"), representing approximately 5.4% of the outstanding common stock of the Issuer as of December 3, 2002. Such shares of common stock were originally acquired by Novartis Agribusiness Biotech Research, Inc. pursuant to a Stock Purchase Agreement dated as of January 25, 1999 between Novartis Agribusiness Biotech Research, Inc. and the Issuer. On December 9, 1999, such shares of common stock were transferred by Novartis Agribusiness Biotech Research, Inc. to Novartis Seeds AG. Novartis Seeds AG later changed its name to Syngenta Seeds AG, the current record and beneficial owner of such shares of common stock.

     2.      On December 3, 2002, Syngenta Participations AG ("SPARTAG"), Torrey Mesa Research Institute ("TMRI") (collectively, the "Syngenta Parties") and the Issuer entered into a Transaction Agreement (the "Transaction Agreement") and certain other related agreements pursuant to which, among other things: (i) the Issuer and SPARTAG agree to enter into a research collaboration on terms set forth in the Research Collaboration Agreement (as defined in the Transaction Agreement); (ii) SPARTAG agreed to grant to the Issuer a license to certain intellectual property rights for use outside of the fields for which certain exclusivities would be granted to the Syngenta Parties under the Research Collaboration Agreement; (iii) the Issuer agreed to purchase certain assets and assume certain liabilities of the Syngenta Parties relating to the foregoing; and (iv) the Issuer agreed to issue to the Syngenta Parties (or their designee or designees) as of the closing under the Transaction Agreement (the "Closing") (A) that number of Shares equal to 14% of the outstanding common stock of the Issuer as of the closing and (B) a warrant (the "Warrant") to acquire that number of Shares equal to 3% of the outstanding common stock of the Issuer as of the closing, in the case of (A) and (B), calculated pro forma for such issuances.

     Closing occurred on February 20, 2003, and in accordance with the terms of the Transaction Agreement, Issuer issued 6,034,983 Shares to the Syngenta Parties representing 14% of the Issuer's outstanding common stock as of Closing as follows: (i) 5,194,498 Shares to SPARTAG and (ii) 840,485 Shares to TMRI. Immediately after Closing, TMRI transferred all of the Shares issued to TMRI by the Issuer under the Transaction Agreement to SPARTAG pursuant to a Stock Purchase Agreement dated February 20, 2003 between SPARTAG and TMRI.

     Accordingly, SPARTAG is the record and beneficial owner of 6,034,983 Shares representing approximately 14% of the Issuer's outstanding common stock as of February 20, 2003.

    3.      Syngenta Seeds AG and SPARTAG are indirect wholly-owned subsidiaries of Syngenta AG. Accordingly, Syngenta AG may be deemed to have indirect beneficial ownership of 7,963,593 Shares representing approximately 19.0% of the outstanding common stock of the Issuer as of February 20, 2003.

      4.      Pursuant to the terms of the Transaction Agreement (see note 2 above), at Closing the Issuer issued to SPARTAG the Warrant.

      5.      SPARTAG is an indirect wholly-owned subsidiary of Syngenta AG (see note 3 above). Accordingly, Syngenta AG may be deemed to have indirect beneficial ownership of the Warrant.